SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
3/4/20


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
19,989

8. SHARED VOTING POWER
892,634

9. SOLE DISPOSITIVE POWER
19,989
_______________________________________________________

10. SHARED DISPOSITIVE POWER
892,634


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
912,623 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

9.18%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________


1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
19,989

8. SHARED VOTING POWER
1,189,499

9. SOLE DISPOSITIVE POWER
19,989
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,189,499


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,209,488 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

12.17%



14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
19,989

8. SHARED VOTING POWER
1,189,499

9. SOLE DISPOSITIVE POWER
19,989
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,189,499


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,209,488 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

12.17%



14. TYPE OF REPORTING PERSON

IN

___________________________________________________________


Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #1 to the schedule 13d filed December 23, 2019. Except as specifically set forth herein, the Schedule 13d remains unmodified.

Item 2. IDENTITY AND BACKGROUND

(a) This statement is filed on behalf of Bulldog Investors,LLC, (a Delaware Limited Liability Company), Phillip Goldstein and Andrew Dakos.

(c)  Bulldog Investors,LLC is a registered investment adviser.
Messrs. Goldstein and Dakos are members of Bulldog Investors,LLC.

(f) Each of Messrs. Goldstein and Dakos is a citizen of the United
States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the Issuer have been accumulated on behalf of Messrs. Goldstein, clients of Bulldog Investors,LLC, and an account managed by Messrs. Goldstein and Dakos.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSR filed on December 2, 2019, there were 9,938,962 shares of common stock outstanding as of September 30, 2019. The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos own Bulldog Investors, LLC, a registered investment advisor.
As of March 4, 2020, Bulldog Investors, LLC is deemed to be the beneficial owner of 912,623 shares of TLI (representing 9.18% of TLI's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of,and dispose of, these shares. These 912,623 shares of TLI include 19,989 shares (representing 0.20% of TLI's outstanding shares) that are beneficially owned by Mr. Goldstein.
All other shares included in the aforementioned 912,623 shares of TLI beneficially owned by Bulldog Investors LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 892,634 shares (representing 8.98% of TLI's outstanding shares).

As of March 4, 2020, each of Messrs. Goldstein and Dakos is deemed to be the beneficial owner of 1,209,488 shares of TLI (representing 12.17% of TLI's outstanding shares) by virtue of their power to direct the vote of, and dispose of, these shares.

(b)Bulldog Investors,LLC has sole power to dispose of and vote 19,989 shares. Bulldog Investors, LLC and Messrs. Goldstein and Dakos have shared power to dispose of and vote 892,634 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of TLI's shares) share this power with Bulldog Investors, LLC. Messrs.Goldstein, and Dakos are members of Bulldog Investors, LLC. Messrs. Goldstein and Dakos have shared power to dispose of and vote an additional 296,865 shares.


c) During the past 60 days the following shares of TLI were purchased:

Date:		        Shares:		Price:
03/04/20		55,900		 9.9990
03/02/20		9,850		9.8480
02/28/20		10,000		 9.7739
02/28/20		25,000		9.7900
02/28/20		15,615		9.7856




d) Clients of Bulldog Investors, LLC, Mr. Goldstein and an account managed by Messrs.Goldstein and Dakos are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 3/5/20

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos



Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.